QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY MAY 6, 2010

        NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Metropolitan Centre, 333 - 4th Avenue S. W., in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 6, 2010, at 3:00 o'clock in the afternoon (MDT) for the following purposes:

  1.
  To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ending December 31, 2009;

  2.
  To elect Directors for the ensuing year;

  3.
  To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;

  4.
  To consider, and if deemed advisable, to pass a Special Resolution authorizing the Corporation to amend its Articles to subdivide each issued and outstanding Common Share of the Corporation on a two-for-one basis as set forth in the accompanying Information Circular;

  5.
  To consider, and if deemed advisable, to pass a resolution approving an amendment to the Amended, Compiled and Restated Employee Stock Option Plan of the Corporation as set forth in the accompanying Information Circular; and

  6.
  To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

        ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 17, 2010 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY MAY 6, 2010.

        The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with 2009 proxy solicitation material.

        DATED at Calgary, Alberta, this 17th day of March 2010.

BY ORDER OF THE BOARD OF DIRECTORS

Bruce E. McGrath Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED
(the "CORPORATION")

INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON THURSDAY MAY 6, 2010 AT 3:00 P.M. (MDT)

AT THE METROPOLITAN CENTRE
333 - 4TH AVENUE S. W. CALGARY, ALBERTA

Contents of This Information Circular

        Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2009, the reported Bank of Canada noon rate for one Canadian dollar was U.S. $0.9555 and £0.5911. On December 31, 2009, the reported Bank of Canada noon rate for one U.S. dollar was $1.0466 and for one pound sterling was $1.6918.

I.    INFORMATION RESPECTING THE CORPORATION

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

        The Board of Directors (the "Board") continually evaluates the corporate governance policies and procedures of the Corporation. The Board annually conducts a self-assessment of its performance, an assessment of its members and its committees and each committee assesses its members. Since the date of the last Information Circular, the Board has reviewed its standing committee memberships to ensure the Audit, the Compensation and the Nominating and Corporate Governance Committees are constituted with all independent directors pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the New York Stock Exchange ("NYSE") Listing Standards and to ensure the Health, Safety and Environmental and the Reserves Committees are constituted with a majority of independent directors.

        Regulatory changes relating to corporate governance are continually monitored by the Board and the Board will take appropriate action as regulatory changes occur. In the following table we describe the Corporation's corporate governance practices in compliance with corporate governance disclosure requirements mandated under National Instrument 58-101.

	Corporate Governance Disclosure Requirement		Comments
1.	(a)	Disclose the identity of directors who are independent.	Those directors who are determined to be independent by the Nominating and Corporate Governance Committee and the Board and pursuant to the independence standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards are disclosed in this Information Circular under "Director Independence".
	(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.	Those directors who are determined to be non-independent by the Nominating and Corporate Governance Committee and the Board and pursuant to the independence standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards are disclosed in this Information Circular under "Director Independence".
	(c)	Disclose whether or not a majority of directors are independent.
Seven of the 11 director nominees proposed by management for election are independent as determined by the Nominating and Corporate Governance Committee and the Board and pursuant to the independence standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards. Refer to section "Director Independence" in this Information Circular which describes how directors are determined to be independent or non-independent.
	(d)	Identify those directors who are presently a director of any other issuer and identify the issuer.	Directorships of other issuers held by the director nominees are reported in this Information Circular under "Election of Directors".
	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.
Prior to the termination of each Board meeting, the non-management directors meet in executive session without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management directors in consultation with the Chair of the Board and Chair of the Nominating and Corporate Governance Committee. In addition, at each meeting of a Board committee, each committee holds an executive session without the presence of management.

	Corporate Governance Disclosure Requirement		Comments
	(f)	Disclose whether or not the chair of the Board is an independent director.	The Board of Directors functions independently of management and appoints the Chair. The Chair is considered non-independent. The Board does not have a lead director but leadership for the non-management directors would, depending on circumstances, be provided by the Chair of the Nominating and Corporate Governance Committee or a lead director appointed by the non-management directors who have been determined to be independent.
	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.
The attendance of each director for all Board and Board committee meetings held since the beginning of the most recently completed financial year is reported in this Information Circular under "Meetings of the Board of Directors and its Committees During 2009". Average attendance rate in 2009 for all Board meetings held during the year is 97%.
2.	Disclose the text of the Board's written mandate.		The Board's mandate is set out as Schedule "A" to this Information Circular which outlines the responsibilities of the Board.
3.	(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.	The role and responsibilities of the Chair and the Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee.
	(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO.
The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of 17 members of the senior management group including the Chair, the two Vice-Chairs and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation's corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management's responsibilities and establishes annual corporate objectives which management is responsible for meeting.
4.	(a)
Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.
The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation's business, current issues, and corporate strategies. They also receive a Director's Manual which contains the Information Circular, annual report, press releases, and Annual Information Form. They receive a copy of the Corporation's Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director's duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position, business risks, employee compensation, business conduct philosophies, and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.

	Corporate Governance Disclosure Requirement		Comments
	(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	The Corporation provides ongoing continuous education programs through key business area presentations, monthly business updates and operations site visits as appropriate. In 2009 detailed presentations were conducted on the Corporation's shale gas development plans, properties and prospective plays, world crude oil and natural gas markets, OPEC and non-OPEC supply growth, outlook for future demand for crude oil and natural gas, short and long term outlook for natural gas prices, outlook for financial markets and their possible impact on the Corporation, and, progress reports on the transitioning from construction to operations and production from the Horizon oil sands mining operations. Each director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a director. Each director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and to provide ongoing guidance and direction to management.
5.	(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees.
The Board of Directors has adopted a written code for the directors, officers and employees of the Corporation. Details regarding the code can be found in this Information Circular under "Ethics Policy".
		If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code;	A copy of the Code of Integrity, Business Ethics and Conduct can be obtained free of charge from SEDAR at www.sedar.com or by writing to the Corporation to the attention of the Corporate Secretary.
(ii) describe how the Board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with its code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee chair, also receives reports of any financial or accounting issues raised through the Corporation's anonymous toll-free hot-line.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board's knowledge, there has been no departure from the code in the conduct of any director or executive officer.
(b)
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have material interest, the director or executive officer with the material interest must declare such material interest and would be excused from the meeting after management's presentation has been made and all questions have been answered to the satisfaction of the disinterested directors; thereby permitting the disinterested directors to have an open and unencumbered discussion on the merits of the transaction and the benefit to the Corporation.

	Corporate Governance Disclosure Requirement		Comments
	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business and conduct.	The Code of Integrity, Business Ethics and Conduct applies to the directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. The Nominating and Corporate Governance Committee reviews the Code of Integrity, Business Ethics and Conduct annually to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code of Integrity, Business Ethics and Conduct and only after a recommendation to the Board is received from the Nominating and Corporate Governance Committee whose responsibility it is to review and recommend to the Board any amendments it determines is appropriate. Material changes to the Code of Integrity, Business Ethics and Conduct are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code of Integrity, Business Ethics and Conduct as modified. Each new employee must also sign an acknowledgement form upon hire acknowledging that they have received a copy of the Code of Integrity, Business Ethics and Conduct, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or known potential conflicts of interest that may exist.

Annually a reminder is sent out to all employees reminding them of the importance of adhering to the spirit and intent of the Code of Integrity, Business Ethics and Conduct and how a copy can be acquired or referenced at any time. In addition, annually, each Director and officer must acknowledge in writing the Code of Integrity, Business Ethics and Conduct and confirm they are familiar with it, understand it and that they are not in breach of any of its principles nor were granted any waivers for compliance with the Code of Integrity, Business Ethics and Conduct in whole or in part.
6.	(a)	Describe the process by which the Board identifies new candidates for the board nomination.
The Board has constituted the Nominating and Corporate Governance Committee to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating and Corporate Governance Committee. Prospective new director nominees are interviewed by the Chair of the Nominating and Corporate Governance Committee, the Chair and the Vice-Chairs of the Board and considered by the entire Nominating and Corporate Governance Committee for recommendation to the Board as potential nominee directors.
	(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors.
The Board has constituted the Nominating and Corporate Governance Committee composed entirely of independent directors, each of whom meets the independent qualifications under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110, and, the New York Stock Exchange Listing Standards. Members of the Nominating and Corporate Governance Committee are identified in this Information Circular in the table under "Election of Directors".

	Corporate Governance Disclosure Requirement		Comments
	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The primary duties and responsibilities of the Nominating and Corporate Governance Committee are described in this Information Circular under "Responsibilities of the Board of Director's Standing Committees".
7.	(a)	Describe the process by which the Board determines the compensation for the issuer's directors and officers.
The Nominating and Corporate Governance Committee reviews periodically the adequacy and structure of directors' compensation and makes recommendations to the Board designed to ensure the directors' compensation realistically reflects the responsibilities, time commitments and risks of the directors. The Board has constituted the Compensation Committee as a standing committee of the Board of Directors to review and approve the Corporation's compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.
	(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors.
The Board has constituted the Compensation Committee comprised entirely of independent directors each of whom meets the independent qualifications under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110, and, the NYSE Listing Standards. Members of the Compensation Committee are identified in this Information Circular under the "Report of the Compensation Committee" and in the table under "Election of Directors".
	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The primary duties and responsibilities of the Compensation Committee are described in this Information Circular under "Responsibilities of the Board of Director's Standing Committees".
	(d)	Disclose the identity of the consultant or advisor retained to assist in determining the compensation for any of the directors or officers.
In arriving at the compensation levels paid by the Corporation to its executive officers, a number of factors are taken into account including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual, the overall performance of the Corporation, and, a subjective evaluation considering peer-company market data from surveys in which the Corporation participates. It is believed that the information available and the factors considered in determining executive compensation is sufficient in helping to determine the appropriate level of executive compensation and that the services of an independent compensation consultant and associated costs were not warranted.
8.	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
Two other standing committees of the Board are the Health, Safety and Environmental Committee and the Reserves Committee. Their primary duties and responsibilities are described in this Information Circular under "Responsibilities of the Board of Director's Standing Committees". These committees are composed of a majority of independent directors who meet the independent qualifications under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards.

	Corporate Governance Disclosure Requirement	Comments
9.	Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.	The Nominating and Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self-assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating and Corporate Governance Committee a presentation and written detailed report of the responses to the questionnaires. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires constitutes part of the report to the full Board. The Nominating and Corporate Governance Committee presents the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.

OTHER CORPORATE GOVERNANCE MATTERS

The New York Stock Exchange Corporate Governance Listing Standards

        The Corporation, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the rule (section 303A.06) requiring the audit committee to meet the requirements of Securities Exchange Commission ("SEC") Rule 10A-3 of the Securities Exchange Act of 1934, as amended; (ii) the requirement (section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards; (iii) the requirement (section 303A.12(b)) for the Corporation's CEO to notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement (section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation's compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member's independence and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

        As required by the NYSE, a statement of the significant differences between the Corporation's current corporate governance practices and those currently required for U.S. companies listed on the NYSE is included in the Corporation's annual report to shareholders.

Meetings of the Board of Directors and its Committees During 2009

        The table below sets out the Board and committee meeting attendance for 2009. The overall average meeting attendance rate at all Board and committee meetings held in 2009 was 97%.

Directors	C.M. Best	N.M. Edwards	G.D. Giffin	G.A. Filmon	J.G. Langille	S.W. Laut	K.A.J. MacPhail	A.P. Markin	F.J. McKenna	J.S. Palmer	E.R. Smith	D.A. Tuer	# of Meetings
Board	8	8	8	8	8	8	7	8	6	8	8	8	8
	100%	100%	100%	100%	100%	100%	88%	100%	75%	100%	100%	100%	97%
Audit	5	N/A	5	5	N/A	N/A	N/A	N/A	N/A	N/A	N/A	5	5
	100%	—	100%	100%	—	—	—	—	—	—	—	100%	100%
Nominating and Corporate Governance	N/A	N/A	2	2	N/A	N/A	N/A	N/A	2	N/A	N/A	2	2
	—	—	100%	100%	—	—	—	—	100%	—	—	100%	100%
Compensation	6	N/A	N/A	N/A	N/A	N/A	N/A	N/A	5	6	5	N/A	6
	100%	—	—	—	—	—	—	—	83%	100%	83%	—	92%
Reserves	N/A	3	N/A	N/A	N/A	N/A	3	N/A	N/A	3	N/A	3	3
	—	100%	—	—	—	—	100%	—	—	100%	—	100%	100%
Health, Safety and Environmental	N/A	N/A	N/A	N/A	N/A	N/A	4	4	N/A	4	4	N/A	4
	—	—	—	—	—	—	100%	100%	—	100%	100%	—	100%
Total Meetings	19	11	15	15	8	8	14	12	13	21	17	18
Attendance Rate	100%	100%	100%	100%	100%	100%	93%	100%	81%	100%	94%	100%	97%

Mandatory Share Ownership

        The Board believes that in order to better align the interests of the directors and the executive officers with those of the Corporation's shareholders, share ownership by the directors and executive officers is desirable. Non-management directors are required to acquire and hold Common Shares of the Corporation within five (5) years from the date of the director's appointment to the Board equal to a minimum aggregate market value of three times the annual retainer fee paid to directors. The number of Common Shares held by each Director and their respective market value as of the date of this Information Circular is reported in the table under "Election of Directors" in this Information Circular. Each non-management director meets or exceeds the share ownership requirement of the Corporation.

        Directors are required to confirm annually for the Corporation's Information Circular their Common Share ownership position and that such position is their beneficial and legal ownership position and that it has not been hedged or otherwise sold.

Director Independence

        For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and, (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating and Corporate Governance Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). To assist in this process, all Directors are required to complete a questionnaire relative to their shareholdings in the Corporation and business relationships. Following this review, only those Directors whom the Board and the Nominating and Corporate Governance Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate, will be considered independent directors. Seven of the 11 director nominees proposed by management for election are independent as determined by the Nominating and Corporate Governance Committee and the Board and pursuant to the independent standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards. Ms. C. M. Best and Messrs. G. A. Filmon, G. D. Giffin, F. J. McKenna, J. S. Palmer, E. R. Smith and D. A. Tuer have all been affirmatively determined to be independent using the above criteria. Mr. J. S. Palmer is the Chair and a partner of a law firm that from time to time provides legal services to the Corporation. Mr. J. S. Palmer does not personally provide these services to the Corporation nor solicit those services and has confirmed that he does not receive any portion or percentage of the fees paid by the Corporation to the law firm, nor does he participate in the profits of the firm either directly or indirectly. He has also confirmed that fees paid to the law firm by the Corporation in 2009 were less than 2% of that firm's gross revenues and the Nominating and Corporate Governance Committee and the Board has determined that the fees that have been paid to the law firm in 2009 are not material to either the Corporation or the law firm and therefore do not impair his ability to act independent of management. Messrs. A. P. Markin, N. M. Edwards, S. W. Laut who, as part of the senior management committee of the Corporation and Mr. K. A. J. MacPhail through a familial relationship with the Chair of the Board, have been determined by the Nominating and Corporate Governance Committee and the Board to be non-independent.

Director Retirement Policy

        The Board of Directors established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age 75, except for any director who was over the age 75 on March 2, 2007 (the date the mandatory retirement policy was adopted by the Board), cannot stand for election to the Board. The Board in adopting the retirement policy noted that Mr. J. S. Palmer had reached the age of 75. The Board also recognized the positive contribution, dedicated service, wise counsel and leadership provided to the Corporation and its shareholders by Mr. J. S. Palmer since first becoming a Director in 1997. It is the Board's continued belief that the Corporation and its shareholders continue to benefit from his valued experience, knowledge, mentoring and input into the stewardship of the Corporation.

Audit Committee Financial Expert

        All of the members of the Corporation's Audit Committee are financially literate. Ms. C. M. Best who is chair of the Audit Committee qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

Ethics Policy

        The Corporation has had a long-standing Code of Integrity, Business Ethics and Conduct, which includes such topics as employment standards, conflicts of interest, communication, the treatment of confidential information and trading in the Corporation's securities and is designed to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by the Corporation's Code of Integrity, Business Ethics and Conduct. The Nominating and Corporate Governance Committee periodically reviews the Corporation's Code of Integrity, Business Ethics and Conduct to ensure it addresses appropriate topics and complies with regulatory requirements. Proposed changes to the Code of Integrity, Business Ethics and Conduct are reviewed by the Nominating and Corporate Governance Committee and if the proposed changes are deemed appropriate, they are recommended to the Board for final consideration, approval and adoption.

        Any waivers to the Corporation's Code of Integrity, Business Ethics and Conduct must be approved by the Board of Directors and appropriately disclosed. No waivers to the Corporation's Code of Integrity, Business Ethics and Conduct in whole or in part have been asked for or granted to any Director, senior officer or employee.

        Copies of the Code of Integrity, Business Ethics and Conduct can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information".

Responsibilities of the Board of Director's Standing Committees

        The Audit Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  ensure that the Corporation's management implemented a system of internal controls over financial reporting and monitors its effectiveness;

  b)
  monitor and oversee the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

  c)
  review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

  d)
  select and recommend to the Board for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

  e)
  monitor the independence, qualifications and performance of the Corporation's independent auditors;

  f)
  oversee the audit of the Corporation's financial statements;

  g)
  monitor the performance of the internal audit function;

  h)
  establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters;

  i)
  provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and,

  j)
  review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of present and former external auditors.

        The Corporation's Annual Information Form contains additional information on the Audit Committee and its members under the section entitled "Audit Committee Information".

        The Compensation Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  review and approve periodically the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives and organizational performance; and (iv) provides competitive compensation opportunities;

  b)
  approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

  c)
  review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation's management resources, structure, succession planning, development and selection process as well as the performance of key executives;

  d)
  review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and, the Corporation's pension plan which was acquired at the time of the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies. The Compensation Committee will also review the administration of all equity plans the Corporation may establish; and,

  e)
  review management's Compensation Discussion & Analysis of executive compensation for inclusion in the proxy statement of the Corporation.

        The Health, Safety and Environmental Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally ensure that the management of the Corporation has designed and implemented effective health, safety and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof;

  b)
  monitor the Corporation's performance in the areas of health, safety and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates; and,

  c)
  review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

        The Nominating and Corporate Governance Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of review and consideration of developments in corporate governance practices;

  b)
  recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

  c)
  provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of Nominating and Corporate Governance Committee selection and rotation practices;

  d)
  provide assistance to the Board, the Chair of the Board and the Vice-Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;

  e)
  identify individuals qualified to become Board members with the Chair of the Board and the Vice-Chairs of the Board and recommend to the Board, director nominees for the next annual meeting of shareholders; and,

  f)
  review and recommend periodically to the Board, the Corporation's compensation for directors of the Corporation.

        The Reserves Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves;

  b)
  appoint the independent evaluating engineers and approve their remuneration; and,

  c)
  report to the Board on the Corporation's petroleum and natural gas reserves and recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves for filing with the regulatory authorities.

 COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors Oversight

        To oversee the Corporation's compensation practices, the Board of Directors established a compensation committee (the "Committee") comprised solely of independent directors.

        During the year ending December 31, 2009, the members of the Board of Directors who served on the Committee were: James S. Palmer, Catherine M. Best, Norman F. McIntyre, Frank J. McKenna and Eldon R. Smith. Mr. N. F. McIntyre did not stand for nomination at the shareholders meeting held on May 7, 2009 and at that time he ceased to be a director of the Corporation and a member of the Compensation Committee. All members of the Committee are independent members of the Board and are knowledgeable with respect to compensation programs and compensation levels.

        The Committee reviews and approves the Corporation's compensation philosophy and programs for executive officers which include the Corporation's Named Executive Officers and employees of the Corporation to ensure that the Corporation's compensation philosophy and programs (a) support the Corporation's overall business strategy and objectives; (b) attract and retain key executive officers and employees; (c) link compensation with business objectives and organizational performance; and, (d) provide competitive compensation opportunities. The Committee approves the compensation paid to each of the Corporation's executive officers, the overall compensation paid by the Corporation to its employees and the granting of stock options to executive officers and employees. The Corporation does not have a named Chief Executive Officer and the review of factors that would be used to determine compensation of a Chief Executive Officer are used in determining compensation to members of the Corporation's Corporate Management Committee. The Corporation does not have employment agreements with any of its executive officers.

Succession Planning

        The Committee also reviews the Corporation's succession planning and implementation. As part of succession planning, management at least annually reviews each executive position and evaluates the qualification and experience needed to succeed in the position. From that evaluation management determines who the best candidate would be to succeed the incumbent and what additional qualifications or experience the candidate might need. Based on that evaluation, management makes such recommendation to the Compensation Committee for their review, consideration and approval. The Corporation has developed a strong culture of promoting from within. Each of the Named Executive Officers other than Messrs. A. P. Markin, N. M. Edwards, and R. J. H. Doucet attained their current positions through prior positions within the Corporation, assuming increasingly more responsibility as they progressed and demonstrating excellent leadership skills. Messrs. A. P. Markin, Chairman and N. M. Edwards, Vice-Chairman have been substantial investors in the Corporation since 1989 and 1988 respectively, and have provided ongoing day to day management services since that time. Mr. R. J. H. Doucet was brought into the Corporation in 2000 for his expertise in oil sands mining development, responsible for leading the construction of the Corporation's successful Horizon oil sands mining operation. All of the other officers of the Corporation were promoted to their current positions.

Compensation Philosophy

        The compensation paid is structured to attract, retain and motivate officers, encourage them to focus on improving corporate performance and to increase value for shareholders and is comprised of both short-term cash payments and longer term incentive payments. The short-term cash payments are structured to be competitive with the market place in which the Corporation operates while performance based equity compensation is a significant component of overall executive officer compensation. The Corporation has chosen to implement a stock savings plan to complement the Corporation's stock option plan in place of defined benefit plans or supplemental compensation or retirement plans that are not necessarily aligned with creation of shareholder value.

        The Committee has had numerous discussions of the relative merits of the Corporation's compensation practice which embraces both its non-formulaic approach to executive officer compensation and a formula based approach for a portion of their bonus payments and has concluded that the current approach is successful and has resulted in an effective, focused management team. The approach provides the necessary flexibility to appropriately incentivize the management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, base a part of their (as for all employees) "at risk" bonus payments on meeting specified established targets relating to operations (production volumes, safety and environmental risk management targets, cost of production and capital efficiency). This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation. Over the next year, the Compensation Committee of the Board of Directors will be reviewing all components of the Corporation's compensation program. The purpose of the review is to ensure the Corporation's compensation program is competitive, reasonable, fair to its employees, and overall, in the best interests of the Corporation.

        In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual, the overall performance of the Corporation, and, a subjective evaluation considering peer-company market data from surveys in which the Corporation participates. The Committee believes that the information they had available and the factors considered in determining executive compensation was sufficient in helping to determine the appropriate level of executive compensation and that the services of an independent compensation consultant and associated costs were not warranted.

        The Committee uses published data of peer companies to assist in determining reasonable levels of compensation to the Corporation's executives designed to retain key employees, motivate them to perform at their highest level of potential while encouraging share ownership to align their interests with those of the shareholders. We compare compensation levels of the Named Executive Officers to similar positions within the Corporation's peer group of companies which are identified as:

    EnCana Corporation
    Husky Energy Inc.
    Nexen Inc.
    Suncor Energy Inc.
    Talisman Energy Inc.

Compensation Paid in 2009

        The compensation paid in 2009 includes base salary, contributions to the Corporation's Savings Plan and at risk discretionary year-end cash bonus based on the individual's and the Corporation's performance, a year-end share bonus determined as a multiple of the cash bonus which is based on the individual's and the Corporation's performance and awards of options to acquire the Corporation's Common Shares pursuant to a stock option plan. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's employees and executive officers. Compensation levels of the Corporation's employees and executive officers are reviewed annually following completed performance reviews.

        The Committee believes the Corporation's methods of compensation provide a balanced program of immediate and longer-term incentive compensation that is reasonable and able to react to change in economic outlook while at the same time provide the Corporation's executive officers and employees with a competitive total compensation package.

        The total cost of the cash compensation to the Named Executive Officers is 0.39% of the net income of the Corporation.

A. Cash Payments

1.     Base Salary

        One of the Corporation's objectives is to position executive base salaries to be competitive with other companies in the energy sector or the market place in which the Corporation operates. The Corporation uses and consults available third party compensation surveys, in which the Corporation participates, conducted on the industry for companies of comparable size. Base salaries for executive officers were previously set at the median level for similar positions in crude oil and natural gas companies of comparable size. In addition, compensation in the form of discretionary yearly cash bonuses was provided to recognize performance. These cash payments were supplemented with the awarding of additional common stock options. As the Corporation reached the upper limits of acceptable levels of outstanding stock options, and was restricted in the amount awarded for any further performance options, some base salaries have been increased beyond the median level but below third quartile levels and the level of cash bonuses has been increased. The Committee believes this is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive.

        Two of the Named Executive Officers, Messrs. A. P. Markin and N. M. Edwards, are directors and significant shareholders of the Corporation. They are not paid an annual cash salary by the Corporation and accordingly do not participate in the Corporation's stock savings plan. However, they have been compensated relative to other Named Executive Officers with compensation based on bonus, share ownership and options to acquire share ownership.

        The Corporation reviews its level of base cash salary in the first quarter of each year making such adjustments as are necessary to reflect changes in competitive practices, market and overall economic conditions. For 2009 the Committee determined that with the uncertainty in commodity prices, changes in the royalty structure and uncertainty in financial markets impacting the performance of the Corporation that there would be no adjustment to the base salary of employees and executive officers.

2.     Cash Bonuses

        The Committee believes that incentive or "at risk" compensation motivates individual performance to maximize shareholder value and aligns executive officer performance with the Corporation's objectives and shareholder interests. The discretionary cash bonus awarded is based on the individual's performance over the year in contributing to the Corporation meeting its four defined value creation measurements/financial goals. In 2009 the Corporation reached most of its internal targets and therefore cash bonuses were awarded to senior executive officers according to the performance of the Corporation in relation to the established internal target. As the performance of the Corporation is much more influenced from the executive level, the compensation of the executive officers and in particular the Named Executive Officers is weighted substantially more to "at risk" compensation than other positions in the Corporation. The portion of the Named Executive Officers' compensation that is "at risk" is 83% of their total compensation.

B. Long Term Incentive Plans

1.     Stock Option Plan

        To remain competitive with its industry peer group the Committee believes it is important that the Corporation has an option plan available to provide parity with compensation levels within the industry and believes that to the extent possible, granting of stock options should be used to augment the overall compensation package. The Corporation has a long-standing policy of awarding stock options to all of its executive officers and employees. Directors are not eligible to receive options under the option plan unless they provide ongoing day-to-day management services to the Corporation. The Corporation's option plan is structured so that the exercise price can not be lower than market value at the time of granting options, the options are vested over five years commencing one year (for annual performance options) or two years (for options granted to new employees) after granting. These options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding Common Shares. No one person can hold options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares. The Corporation has a policy not to re-price options.

        The option plan facilitates holders of options to receive on exercise of the options, a cash payment of the difference between the market price of the Common Shares on Toronto Stock Exchange ("TSX") and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the intrinsic cost associated with granting stock options.

        As option awards are based on performance during the year and awarded accordingly, previous grants are not one of the factors considered when awarding options for performance. In determining reasonable levels of stock options awarded to executive officers and employees, the Corporation uses published data of the peer companies as a guideline. The determination is primarily focused on the number of Common Shares granted rather than on a hypothetical value based on a formula such as the Black-Scholes model.

2.     Stock Savings Plan

        The Corporation established a Stock Savings Plan for all permanent employees. Under this plan, employees may elect to contribute up to 10% of their gross salary and the Corporation contributes one and one-half times the contributions of the employees. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. The Corporation's portion of the contributions is subject to the vesting provisions of the plan. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates the Corporation's portion of the contributions vests over a two-year period to the employee who has less than five years of continuous participation in the plan and on January 1 of each year to the employee who has five years of continuous participation in the plan. As at December 31, 2009 the trustee was holding a total of 5,390,130 Common Shares of the Corporation.

        A similar plan to the Stock Savings Plan was also adopted for all permanent U.K. employees, entitled CNR International (U.K.) Limited Profit Sharing Scheme (the "Scheme"). Effective December 31, 2002, due to changes in U. K. tax legislation, the Scheme was discontinued and a share incentive plan was adopted for all permanent U.K. employees entitled "CNR International (U.K.) Limited Share Incentive Plan (the "SIP"). Under the terms of the SIP, each employee can participate by contributing from £10 to a maximum of £125 per month not to exceed 10% of the employee's monthly salary. A matching contribution not to exceed two times the contribution of the employee is made by CNR International (U.K.) Limited. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. To benefit fully from U. K. tax legislation governing SIPs, the purchased shares must be held for a period of 5 years to be eligible for tax relief. As at December 31, 2009 the trustee was holding a total of 285,608 Common Shares of the Corporation.

        These plans provide additional share ownership in the Corporation by its executive officers and employees.

3.     Share Bonus Plan

        The Share Bonus Plan provides a form of compensation which combines share ownership in the Corporation by its employees and executive officers without dilution or the granting of stock options and is a further incentive in the retention of employees and officers. The amount awarded under this plan is determined in respect of the employee's responsibility level and in 2009 is a multiple ranging from 0.375 to 2.5 (up marginally from 2008 multiples of 0.375 to 2.09) times the cash bonus paid to the employee which is based on performance, the position of the employee within the Corporation and overall performance of the Corporation. This amount awarded is used by a trustee to acquire Common Shares of the Corporation through TSX. The Common Shares acquired are held by the trustee pursuant to the terms of the Stock Savings Plan and provided the employee does not leave the employment of the Corporation for any reason, the Common Shares vest to that employee equally over a three-year period. If the employee leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the employee under the terms of the plan. This plan also provides additional share ownership in the Corporation by its executive officers and employees.

4.     Horizon Oil Sands Long Term Incentive Plan

        The Corporation has adopted the Horizon Oil Sands Long Term Incentive Plan under which executive officers and employees can benefit upon the successful completion of Phase 1 of the Horizon Oil Sands Project (the "Project"), subject to the Corporation, the executive officers and the individual employee meeting established performance elements. Similar to the Corporation's other incentive components of its compensation package it was designed to attract, retain and motivate employees and officers in the construction and commissioning of the Project in the most timely and cost effective manner possible and to meet the other established targets and to reward such performance. The Committee reviewed and recommended the approval of the performance elements by the Board who subsequently approved the performance elements at the time of Project sanction on February 9, 2005. The individual bonuses paid are on a prorated basis depending on (i) position and level of responsibility of the individual to the successful completion of Phase 1 of the Project, (ii) meeting the established performance elements comprised of capital expenditure targets, rate of production, operating costs per barrel of synthetic crude and onsite safety targets, and, (iii) the individual employee meeting personal performance objectives. Personal performance objectives are set for the period the Horizon Long Term Incentive Plan is in effect. The Horizon Project was successfully completed and commenced operations in 2009. The calculation of the amount of the Long Term Incentive Plan to be paid will take into account those established targets.

5.     Horizon Retention/Incentive Plan

        The Corporation implemented the Horizon Retention/Incentive Plan to attract and retain employees for the construction of its Horizon Oil Sands Project and subsequent oil sands mining operation. The Retention/Incentive Plan includes a per cent premium to base salary for all Fort McMurray residents, a "first oil" incentive bonus as a per cent of 2008 base salary, a reduced amount for fly in/fly out staff and a retention payment as a percent of base salary. In 2009 the amount paid as a percent of base salary would depend on reaching established targets of SCO production, operating costs and safety. The incentive portion of the Retention/Incentive Plan that is paid qualifies to be included in the calculation of the share bonus under the Corporation's share bonus program.

2009 Goals and Corporate Results and Senior Executive Compensation

        The overall performance of the Corporation is determined by reviewing the success the Corporation achieved on an annual basis in meeting its four broadly defined value creation measurements/financial goals: (a) production of crude oil and natural gas; (b) crude oil and natural gas reserves; (c) cash flow from operations; and (d) net asset value.

        The specific goals set by the Corporation and the Board and the 2009 results of those goals are as follows:

Measure	Target Range	Actual	Performance

Financial Results

Cash flow from operations	$6.8 - 7.2 Billion	$6.1 Billion	Underperform

Cash flow per Common Share	$12.60 - 13.30	$11.24	Underperform

Debt to book Capitalization — %	33.4	33.2	Perform

Return on Equity — %	14.9	8.4	Underperform

Return on Average Capital Employed (after tax and interest) — %	10.4	6.1	Underperform

Operating Results

Production — oil (mbbl/d)

Canada	242 - 260	235	Underperform

International	64 - 77	71	Perform

Horizon mining	80 - 89	50	Underperform

Production — natural gas (mmcf/d)

Canada	1,260 - 1,320	1,287	Perform

International	24 - 30	28	Perform

Production Expense — $ per unit

Canada — oil	$15.20 - 15.85	$14.63	Outperform

Canada — natural gas	$1.10 - 1.20	$1.07	Outperform

Horizon SCO	$35.00 - 45.00	$39.89	Perform

International North Sea — oil	$29.00 - 30.00	$26.98	Outperform

International offshore West Africa — oil	$15.00 - 16.00	$12.83	Outperform

General & Administrative costs (per boe)	$0.81	$0.87	Underperform

Execution of 2009 plans	Results

Pay down debt	Debt incurred for Anadarko acquisition repaid ahead of schedule

Free cash flow	Free cash flow of over $3 billion generated

Increase reserves (excluding mined SCO)	Excluding economic revisions due to prices, net proved reserves additions equaled 176% of 2009 production at a finding and on-stream cost of $6.45 per boe contributing to a realized recycle ratio of 2.3 times.

Increase production of SCO	First production of SCO achieved in February, 2009 with operating time increasing throughout the year. Achieved higher than name plate production several times during the year. Necessary repairs to equipment and mitigation of processing bottlenecks completed in a timely manner. Average production increased in each quarter.

Offshore West Africa	Baobab development — Wells back on production as planned.
	Gabon development — Well drilling ongoing through 2010. Mixed results in 2009 drilling.

Notes:

(1)
mbbl/d means one thousand barrels per day; mmcf//d means one million cubic feet per day; and, boe means barrel of oil equivalent.

(2)
SCO means synthetic crude oil.

(3)
Cash flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items before working capital adjustments. The non-cash items are depletion, depreciation and amortization, asset retirement obligation accretion, stock based compensation, unrealized risk management, unrealized foreign exchange, deferred petroleum revenue tax and future income tax expense. Cash flow from operations may not be comparable to similar measures presented by other companies.

        As a result of the Corporation meeting or exceeding most of its directly controllable targets and being successful in completing the construction and realizing first oil production from the Horizon Project, total cash and incentive bonus were generally higher than levels paid in the prior year. Cash and incentive bonuses paid to the Chair and Vice-Chair who provide day to day management reflects the significance of completing the Horizon Project; the expanded extent of discussions held in 2009 with government and outside stakeholders to set the groundwork for appropriate ongoing regulation covering royalties, land access and environmental issues; and, to closer align to the total cash compensation paid by peer companies.

PERFORMANCE GRAPH

        The following performance graph illustrates, over the five year period ended December 31, 2009, the cumulative return to shareholders of an investment in the Common Shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

CUMULATIVE VALUE OF A $100 INVESTMENT

At December 31	2004	2005	2006	2007	2008	2009
Canadian Natural Resources Limited	$100	$226	$245	$288	$194	$305
S&P/TSX Composite Index	$100	$124	$146	$160	$107	$145
S&P/TSX Oil & Gas Exploration & Production Index	$100	$174	$176	$194	$134	$191

        The Corporation's executive officers receive several long term incentives as part of their compensation. The actual value received from long-term incentives by individual executive officers is proportional to any increase (or decrease) in the Common Share price. In reviewing individual executive officer compensation reported in the Summary Compensation Table there is a general correlation between Common Share price performance and the total compensation received by the executive officers for the three year period disclosed in the Summary Compensation Table.

EXECUTIVE COMPENSATION

        Pursuant to National Instrument 51-102 the Corporation is required to disclose in its annual Information Circular to shareholders all direct and indirect compensation provided directly or indirectly to the CEO, the CFO and certain other executive officers and directors for, or in connection with, services they have provided to the Corporation or a subsidiary of the Corporation. The Corporation does not have a named Chief Executive Officer but has a corporate management committee which includes four members who are also directors of the Corporation; the Chair, the two Vice-Chairs and the President. None of the four directors who serve on the Corporate Management Committee receive any fees related to serving as a director. Accordingly, the Corporation has determined that its Named

Executive Officers should include the four director members of the Corporate Management Committee, the Chief Financial Officer of the Corporation; and the next three highest paid members of the Corporate Management Committee who would meet the requirements to be classified as a Named Executive Officer as defined in National Instrument 51-102.

        The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2009, 2008 and 2007 in respect of each Named Executive Officer.

Summary Compensation Table

Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Option Award (#)(2)	Option Based Awards ($)(3)	Annual Incentive Plans $(4)	Long Term Incentive Plans $(5)	All Other Compensation ($)(1)	Total Compensation ($)
Allan P. Markin Chairman Age 64 Years of service 21	2009 2008 2007	— — —	200,000 200,000 200,000	5,894,000 3,538,898 4,421,617	1,000,000 175,000 150,000	2,500,000 365,750 499,500	1,184,701 7,248 —	10,578,701 4,086,896 5,071,117
N. Murray Edwards Vice-Chairman Age 50 Years of service 21	2009 2008 2007	— — —	200,000 200,000 400,000	5,894,000 3,538,898 8,843,234	1,000,000 375,000 150,000	2,500,000 783,750 499,500	73,000 — —	9,467,000 4,697,648 9,492,734
John G. Langille Vice-Chairman Age 64 Years of service 34	2009 2008 2007	325,000 325,000 325,000	50,000 50,000 66,000	1,473,500 884,725 1,459,134	250,000 50,000 75,000	625,000 104,500 125,250	114,797 60,180 50,590	3,972,998 1,424,405 2,034,974
Steve W. Laut President Age 52 Years of service 19	2009 2008 2007	550,000 550,000 550,000	200,000 200,000 200,000	5,894,000 3,538,898 4,421,617	1,000,000 150,000 209,750	2,500,000 313,500 325,650	65,651 96,295 77,831	10,009,651 4,648,693 5,684,848
Douglas A. Proll Chief Financial Officer and Senior Vice-President, Finance Age 59 Years of service 8	2009 2008 2007	365,000 361,538 350,000	80,000 80,000 80,000	2,357,600 1,415,559 1,768,647	140,000 100,000 124,475	350,000 209,000 192,050	45,752 64,281 83,819	3,258,352 2,150,378 2,518,991
Lyle G. Stevens Senior Vice-President, Exploitation Age 55 Years of service 15	2009 2008 2007	365,000 361,538 350,000	80,000 80,000 80,000	2,357,600 1,415,559 1,768,647	140,000 100,000 101,825	350,000 209,000 154,475	42,136 61,086 48,255	3,254,736 2,147,183 2,423,202
Tim S. McKay Chief Operating Officer Age 48 Years of service 19	2009 2008 2007	365,000 361,538 350,000	80,000 80,000 80,000	2,357,600 1,415,559 1,768,647	150,000 100,000 101,975	375,000 209,000 154,475	45,752 64,281 51,368	3,293,352 2,150,378 2,426,465
Réal J.H. Doucet Senior Vice-President Oil Sands, Projects Age 57 Years of Service 10	2009 2008 2007	375,000 371,538 360,000	70,000 70,000 80,000	2,062,900 1,238,614 1,768,647	140,000 100,000 115,000	350,000 209,000 192,050	68,518 111,103 51,368	2,996,418 2,030,255 2,487,065

Notes:

(1)
The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each Named Executive Officer is less than $50,000 and is less or worth less than 10% of total salary for 2009. All Other Compensation is comprised of the aggregate value of perquisites and benefits and the vested portion in each year of the Corporation's contribution to the Corporation's Employee Stock Savings Plan for each Named Executive Officer who is a participant in the plan. The Corporation's contribution to the Corporation's Stock Savings Plan for each Named Executive Officer who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation's contribution in 2009 as at December 31, 2009 for each Named Executive Officer who is a participant in the plan and which vested January 1, 2010 is as follows: J. G. Langille, $48,750; S. W. Laut, $82,500; D. A. Proll, $54,750; L. G. Stevens, $54,750; T. S. McKay, $54,750; and, R. J. H. Doucet, $56,250. Mr. R. J. H. Doucet is also paid a site location allowance and site premium. For Messrs. A. P. Markin, N. M. Edwards and J. G. Langille, they received an amount of $1,177,141, $73,000 and $73,000 respectively paid as a bonus upon exercise of options with a strike price of $17.80 and in the case of Mr. A. P. Markin the amount also included the exercise of options with a strike price of $33.38. Refer to footnote 2 on page 22 for full details on the calculation of the bonus payment.

(2)
In the aggregate the number of options granted to the Named Executive Officers in 2009 represents 14.25 per cent of total options awarded to all employees in 2009.The amounts appearing in this column represent number of options awarded and not their dollar values and therefore are not factored into the Total Compensation column.

(3)
The grant date fair value is a theoretical value determined using Black-Scholes-Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. The Black-Scholes-Merton assumptions used by the Corporation for 2009 were (i) an initial expected useful life of 4.35 years; (ii) an expected annual dividend of $0.42 per share; (iii) a forfeiture rate of 0%; (iv)a volatility rate of 53.17%; and, (v) a risk-free interest rate of 2.14%. The Black-Scholes-Merton assumptions used by the Corporation for 2008 were (i) an initial expected useful life of 4.00 years; (ii) an expected annual dividend of $0.40 per share; (iii) a forfeiture rate of 0%; (iv)volatility of 50.43%; and, (v) risk-free interest rate of 1.90%. The Black-Scholes-Merton assumptions used by the Corporation for 2007 were (i) an initial expected useful life of 4.00 years; (ii) an expected annual dividend of $0.34 per share; (iii) a forfeiture rate of 0%; (iv)a volatility rate of 34.37%; and, (v) risk-free interest rate of 3.85%. The options on date of grant have no intrinsic value as the strike price is the closing price of the Corporation's Common Shares on TSX on the day preceding the grant. The Named Executive Officers do not receive any value for these options until options are vested and exercised under the terms of the stock option plan provided the price of the common shares on TSX is higher than the strike price of the options at time of exercise. For financial statement purposes the Corporation calculates quarterly, the intrinsic value of the options and records that as an expense in its Consolidated Statement of Earning.

(4)
The amount shown as Annual Incentive Plans is the cash bonus award to each of the Named Executive Officer for personal and corporate performance during the year.

(5)
Share Bonus Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus and deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the Named Executive Officer. The Common Shares vest equally over three years each October 1 for Common Shares purchased for 2007 performance, each July 1 for Common Shares purchased for 2008 performance and each May 1 for Common Shares purchased for 2009 performance. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. The number of Common Shares purchased on TSX for each Named Executive Officer for (i) 2009 performance at an average purchase price of $70.53 is as follows: A. P. Markin, 35,446; N. M. Edwards, 35,446; J. G. Langille, 8,861; S. W. Laut, 35,466; D. A. Proll, 4,962; L. G. Stevens, 4,962; T. S. McKay, 5,317; and, R. J. H. Doucet 5,162; (ii) 2008 performance at an average purchase price of $44.03 is as follows: A. P. Markin, 8,307; N. M. Edwards, 17,800; J. G. Langille, 2,373; S. W. Laut, 7,120; D. A. Proll, 4,747; L. G. Stevens, 4,747; T. S. McKay, 4,747; and, R. J. H. Doucet 4,747; (iii) 2007 performance at an average purchase price of $73.98 is as follows: A. P. Markin, 6,752; N. M. Edwards, 6,752; J. G. Langille, 1,693; S. W. Laut, 4,402; D. A. Proll, 2,596; L. G. Stevens, 2,088; T. S. McKay, 2,088; and, R. J. H. Doucet 2,596. If the Named Executive Officer leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Named Executive Officer under the terms of the plan.

INCENTIVE PLAN AWARDS

        The following table lists the number of securities underlying unexercised options granted to each of the Named Executive Officers and the net benefit of the in-the-money options as at December 31, 2009. The number of securities underlying unexercised options listed in the table below includes unvested options. The value of those unvested options could not be realized by the Named Executive Officer as at December 31, 2009. The Corporation does not have a share-based award program.

	Option Based Awards						Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-money Options or Similar Instruments ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- based Awards that have not Vested ($)
Allan M. Markin	40,000	(2)	33.38	(2)	April 11, 2010	1,704,800	—	—
	137,000		59.85		February 6, 2011	2,212,500	—	—
	175,000		61.18		January 11, 2012	2,593,500	—	—
	200,000		70.44		January 14, 2013	1,112,000	—	—
	200,000		45.96		January 15, 2014	6,008,000	—	—
	200,000		68.77		January 14, 2015	1,146,000	—	—
N. Murray Edwards	200,000	(2)	33.38	(2)	April 11, 2010	8,524,000	—	—
	150,000		59.85		February 6, 2011	2,422,500	—	—
	175,000		61.18		January 11, 2012	2,593,500	—	—
	400,000		70.44		January 14, 2013	2,224,000	—	—
	200,000		45.96		January 15, 2014	6,008,000	—	—
	200,000		68.77		January 14, 2015	1,446,000	—	—
John G. Langille	60,000	(2)	33.38	(2)	April 11, 2010	2,557,200	—	—
	35,000		59.85		February 6, 2011	565,250	—	—
	50,000		61.18		January 11, 2012	741,000	—	—
	66,000		70.44		January 14, 2013	366,960	—	—
	50,000		45.96		January 15, 2014	1,502,000	—	—
	50,000		68.77		January 14, 2015	361,500	—	—
Steve W. Laut	200,000	(2)	33.38	(2)	April 11, 2010	8,524,000	—	—
	150,000		59.85		February 6, 2011	2,422,500	—	—
	175,000		61.18		January 11, 2012	2,593,500	—	—
	200,000		70.44		January 14, 2013	1,112,000	—	—
	200,000		45.96		January 15, 2014	6,008,000	—	—
	200,000		68.77		January 14, 2015	1,446,000	—	—
Douglas A. Proll	35,000	(2)	26.26	(2)	February 25, 2010	1,740,900	—	—
	35,000		59.85		February 6, 2011	565,250	—	—
	60,000		61.18		January 11, 2012	889,200	—	—
	80,000		70.44		January 14, 2013	444,800	—	—
	80,000		45.96		January 15, 2014	2,403,200	—	—
	80,000		68.77		January 14, 2015	578,400
							—	—
Lyle G. Stevens	50,000	(2)	26.26	(2)	February 25, 2010	2,487,000	—	—
	35,000		59.85		February 6, 2011	565,250	—	—
	60,000		61.18		January 11, 2012	889,200	—	—
	80,000		70.44		January 14, 2013	444,800	—	—
	80,000		45.96		January 15, 2014	2,403,200	—	—
	80,000		68.77		January 14, 2015	578,400	—	—

	Option Based Awards						Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the-money Options or Similar Instruments ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- based Awards that have not Vested ($)
Tim S. McKay	30,000	(2)	26.26	(2)	February 25, 2010	1,492,200	—	—
	35,000		59.85		February 6, 2011	565,250	—	—
	60,000		61.18		January 11, 2012	889,200	—	—
	80,000		70.44		January 14, 2013	444,800	—	—
	80,000		45.96		January 15, 2014	2,403,200	—	—
	80,000		68.77		January 14, 2015	578,400	—	—
Réal J.H. Doucet	50,000	(2)	26.26	(2)	February 25, 2010	497,400	—	—
	35,000		59.85		February 6, 2011	565,250	—	—
	60,000		61.18		January 11, 2012	889,200	—	—
	80,000		70.44		January 14, 2013	444,800	—	—
	70,000		45.96		January 15, 2014	2,102,800	—	—
	70,000		68.77		January 14, 2015	506,100	—	—

(1)
The closing price of the Corporation's Common Shares on TSX on December 31, 2009 was $76.00.

(2)
Adjusted for the 2005 two-for-one stock splits.

Incentive plan awards — value vested or earned during the year

Name	Option based Awards — Value vested during the year ($)(1)	Share-based Awards — Value vested during the year ($)(2)	Non-equity plan compensation — Value earned during the year ($)(3)
Allan P. Markin	2,122,610	—	667,463
N. Murray Edwards	2,122,600	—	861,088
John G. Langille	851,700	—	173,019
Steve W. Laut	2,160,890	—	469,262
Douglas A. Proll	979,170	—	264,162
Lyle G. Stevens	979,170	—	230,961
Tim S. McKay	979,170	—	230,961
Réal J.H. Doucet	930,650	—	264,165

(1)
Outlines the net benefit the Named Executive Officer would have received had the Named Executive Officer exercised the option on date of vesting.

(2)
The Corporation does not have a share-based award program.

(3)
This is the aggregate benefit to the Named Executive Officer based on the closing price of the Common Shares on TSX on the day prior to vesting of the share bonus awards during 2009. Share Bonus Plan awards are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the Named Executive Officer. The Common Shares vest equally over three years each October 1 for Common Shares purchased for 2007 performance, each July 1 for Common Shares purchased for 2008 performance and each May 1 for Common Shares purchased for 2009 performance.

COMMON SHARES HELD BY NAMED EXECUTIVE OFFICERS

        The Board adopted Common Share ownership guidelines for officers of the Corporation including management directors. The guidelines require Common Share ownership proportionate to the individual's compensation and position which are:

Chair, Vice-Chair, and, President and Chief Operating Officer	4 times base salary
Senior Vice-President	2 times base salary
All other officers	1 times base salary

        Under the guidelines, the individual has 3 years from the effective date of the adoption of these guidelines (March 15, 2007) or from date of hire or appointment as an officer, whichever is the later, to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation's stock savings plan and any other personal holdings of the individual. As of the date of this Information Circular, each officer meets or exceeds the share ownership requirement of the Corporation.

        Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

        The following table sets forth, as of March 17, 2010, the beneficial ownership and market value of the common shares of the Corporation held by the Named Executive Officers:

Name	Common Shares (#)	Market Value ($)	Share Ownership Requirements	Meets Required Share Ownership Levels
Allan P. Markin	6,694,992	500,048,952	4 times base salary	Yes
N. Murray Edwards	10,960,210	818,618,085	4 times base salary	Yes
John G. Langille	887,291	66,271,765	4 times base salary	Yes
Steve W. Laut	799,183	59,690,978	4 times base salary	Yes
Douglas A. Proll	314,360	23,479,548	2 times base salary	Yes
Lyle G. Stevens	292,815	21,870,352	2 times base salary	Yes
Tim S. McKay	510,153	38,103,328	2 times base salary	Yes
Réal J. H. Doucet	133,387	9,962,675	2 times base salary	Yes

(1)
The closing price of the Corporation's Common Shares on TSX on March 17, 2010 was $74.69.

PENSION PLAN BENEFITS

        The Corporation's pension plan was a pension plan of Anadarko Canada Corporation, a company the Corporation acquired in 2006. The members of the pension plan now called the "Canadian Natural Resources Limited Pension Plan for Former Employees of Anadarko Canada Corporation" are, as the name suggests, former employees of Anadarko Canada Corporation and its predecessor companies only. None of the Named Executive Officers are members of the pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

        The Corporation has not entered into any employment service contracts with the Named Executive Officers. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation —	All salary and benefit programs cease as at effective date of resignation.
Annual cash and share bonuses are no longer paid.
Unvested options outstanding as at effective date of resignation are cancelled.
Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
Unvested portion of shares in the savings plan as at effective date of resignation is forfeited.

Retirement —
All salary and benefit programs cease as at effective date of retirement.
Annual cash and share bonuses are no longer paid.
Unvested options outstanding as at effective date of retirement are cancelled.
Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
Unvested portion of shares in the savings plan vest if Normal Retirement Date is reached, otherwise forfeited.
Death —
All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
Annual cash and share bonuses are not paid.
Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
Unvested portion of shares in savings plan vest at date of death.
Termination without cause —
All salary and benefit programs cease on effective date of termination.
Annual cash and share bonuses are no longer paid.
Unvested options outstanding on Notice Date of termination are cancelled.
Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the SOP.
Unvested portion of shares in savings plan is forfeited.
Severance provided on an individual basis reflecting service, experience and salary level.
Termination for cause —
All salary and benefit programs cease on effective date of termination.
Annual cash and share bonuses are no longer paid.
Unvested options outstanding as at Notice Date of termination are cancelled.
Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
Unvested portion of shares in savings plan is forfeited.

        The Corporation has not entered into Change of Control Agreements with any of its employees. Pursuant to the terms of the Amended and Restated Employee Stock Option Plan and the Employee Stock Savings Plan, all unvested options and all unvested shares upon change of control of the Corporation immediately vest whether or not the employee is terminated upon change of control. The following table outlines the estimated incremental payments the

Named Executive Officers would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2009.

Name	Base Salary $	Cash bonus(2) $	Share bonus(3) $	Accelerated option vesting(1) $	Accelerated Share Bonus vesting(1) $
Allan P. Markin	—	284,800	—	15,076,850	591,888
N. Murray Edwards	—	1,424,000	—	23,218,000	1,072,892
John G. Langille	—	427,200	—	6,093,910	163,400
Steve W. Laut	—	1,424,000	—	22,106,000	472,340
Douglas A. Proll	—	—	350,000	6,621,750	306,356
Lyle G. Stevens	—	—	350,000	7,367,850	293,436
Tim S. McKay	—	—	375,000	6,373,050	293,436
Réal J. H. Doucet	—	—	350,000	5,005,550	306,363

(1)
The closing price of the Corporation's Common Shares on TSX on December 31, 2009 was $76.00.

(2)
As part of the compensation program of the Corporation, annual stock option grants are awarded to employees and to directors who provide ongoing management services to the Corporation. These awards are typically granted simultaneously to all levels of employees including those directors who provide management services, resulting in the exercise price of the option being consistent for all. Pending a further review of their compensation, Messrs. A. P. Markin, N. M. Edwards and J. G. Langille were not included in the annual grant of February 12, 2004 bearing an option strike price of $16.89 but were awarded options on February 27, 2004 at an option strike price of $17.80. Similarly, pending review of their compensation, Messrs. A. P. Markin, N. M. Edwards, J. G. Langille and S. W. Laut, were not included in the annual grant of January 25, 2005 with a strike price of $26.26 but were awarded options on March 11, 2005 at a strike price of $33.38. Consequently, the Board of Directors in consultation with the Compensation Committee determined that the difference in the strike price of the options granted to Messrs. A. P. Markin, N. M. Edwards, J. G. Langille and S. W. Laut and the strike price of the option granted to all other employees was an unintended result of the review of their compensation and that Messrs. A. P. Markin, N. M. Edwards, J. G. Langille and S. W. Laut should not be disadvantaged to the other employees as a result of the time taken to review their compensation. Therefore the Corporation determined that (i) upon exercise of the options with a strike price of $17.80 the Corporation would pay to the respective option holder at the time they exercise the options for cash or the underlying Common Shares, a cash bonus equivalent to the difference between the strike price of $17.80 and $16.89 if the market price on the day prior to the date of exercise is greater than $17.80; or, a cash bonus equal to the difference between $16.89 and the market price of the Common shares for each option exercised for cash if the market price on the day prior to the date of exercise is less than $17.80 but greater than $16.89; (ii) upon exercise of the options with a strike price of $33.38 the Corporation would pay to the respective option holder at the time they exercise the options for cash or the underlying Common Shares, a cash bonus equivalent to the difference between the strike price of $33.38 and $26.26 if the market price on the day prior to the date of exercise is greater than $33.38, or, a cash bonus equal to the difference between $26.26 and the market price of the Common Shares for each option exercised for cash if the market price on the day prior to the date of exercise is less than $33.38 but greater than $26.26. This cash bonus is paid only if the option holder exercises those options granted at a strike price of $17.80 or $33.38. Messrs. A. P. Markin, N. M. Edwards and J. G. Langille exercised all of their options granted with a strike price of $17.80. Mr. A. P. Markin exercised most of the options he was granted with a strike price of $33.38.

(3)
This is the dollar value of the share bonus awards for 2009 performance with which Common Shares had not as yet been purchased as at December 31, 2009.

REPORT OF THE COMPENSATION COMMITTEE

        The Compensation Committee comprised of all independent directors is appointed by the Board of Directors to oversee the compensation programs for executives and employees of the Corporation, compensation paid to executive officers and to review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation.

        During 2009 the Committee held six meetings and held in-camera sessions at each of its meetings without management present. The activities of the Committee in 2009 include:

  •
  Performed a peer company comparison and review of executive compensation and retirement benefits noting that the Corporation led its peers in efficiency and cost effectiveness with proven results.

  •
  Performed a review of the Corporation's Employee Stock Savings Plan for amendments necessitated by a change in the administrator and trustee of the plan.

  •
  Reviewed and approved recommended promotional salary increases for certain executives who were either newly appointed or existing executives assuming greater responsibilities consistent with the Corporation's succession and employee development plans.

  •
  Reviewed and approved the Corporation's 2009 base salary component of the Corporation's compensation program and determined that due to low commodity prices and changes in the royalty structure impacting on the financial performance of the Corporation that there would be no change in the base salary to employees and executives over 2008.

  •
  Reviewed and approved the grant of options to new hires that joined the Corporation during the course of 2009.

  •
  Received a report from the Corporation's Pension Plan Committee on the financial status of the Corporation's pension plan and reviewed the Statement of Investment Policies. The pension plan was assumed as part of the Anadarko Canada Corporation acquisition in 2006 and is open only to former employees of Anadarko. None of the Named Executive Officers are members of the pension plan.

  •
  Performed a review of the Committee's charter.

  •
  Reviewed and approved the 2009 bonus program and bonuses awarded to employees and executives in December 2009. In considering the bonus paid to employees and executives the Committee reviewed the year over year performance of the Corporation based on the Corporation's performance matrix, the mid and long term compensation components of the Corporation's overall compensation program, and, peer company compensation levels.

The Committee has reviewed and discussed with management the disclosure in this Information Circular relating to compensation matters.

        Mr. N. F. McIntyre a member of the Compensation Committee until May 7, 2009 did not stand for re-election at the shareholders meeting held on May 7, 2009 and is no longer a director. There were no Compensation Committee interlocks during 2009.

Submitted by the Compensation Committee
James S. Palmer (Chair)
Catherine M. Best
Frank J. McKenna
Eldon R. Smith

DIRECTORS' COMPENSATION

        The Nominating and Corporate Governance Committee reviews the fees paid to the directors to ensure the Corporation's fees are reasonable and competitive. The Corporation pays compensation comprised of cash and common shares of the Corporation ("Common Shares") to its non-management directors in their capacity as directors. The compensation for 2009 was a cash annual retainer of $40,000 plus 2,000 Common Shares purchased on TSX and $1,500 for each regular and special Board of Director's meeting attended in person or by telephone and each meeting of a committee of the Board attended in person or by telephone. There are no vesting or hold restrictions on the shares purchased as part of director's fees except to the extent required to be in compliance with the share ownership threshold for directors under the share ownership guidelines of the Corporation. The Chair of the Audit Committee receives an annual retainer of $15,000 and each of the other Chairs of a committee of the Board receives an annual retainer of $7,500. Non-Chair members of a committee receive an annual retainer fee of $4,500. Directors whose principal residence are out of province and attend Board or committee meetings in person receive a time and travel fee of $4,000 per round trip. No fees are paid for the time required preparing for Board or committee meetings. In addition, Messrs. G. D. Giffin and D. A. Tuer each receive an annual fee of $50,000, paid semi-annually for the work and time required to review certain past Board and committee processes and report to the Board on a periodic basis until such time as the review is completed.

        In 2009 the Nominating and Corporate Governance Committee recommended to the Board that the Corporation adopt a deferred share unit plan for the directors, through which directors could take their equity portion of their retainer fee in the form of deferred share units ("DSUs"). The Board approved a deferred share unit plan and the plan was adopted July 1, 2009. The DSUs would be credited to the account of the director who elected to take their common share retainer in the form of DSUs at the same value as the common shares purchased for those directors who elect to continue to receive Common Shares. Under the terms of the DSU plan, the DSU cannot be redeemed by the Director while they remain on the Board and cannot be exchanged or converted to Common Shares at any time. The value the Director would receive for the DSUs accumulated in their account, would be equivalent to the market value of the Common Shares on TSX on the date the DSUs are redeemed. The DSUs are included in the share ownership requirements for a director. Messrs. G. A. Filmon and F. J. McKenna are participants in the DSU plan.

        The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer or meeting fees are paid to such directors. The compensation paid to Messrs. A. P. Markin, N. M. Edwards, J. G. Langille and S. W. Laut is reported in the Summary Compensation Table for Named Executive Officers. Fees paid to non-management directors for 2009 are reported in the table below.

Name	Fees Earned ($)	Share Based Awards ($)	Option Based Awards ($)	Common Share Retainer ($)(1)		Pension Value	All Other Compensation ($)(4)	Total ($)
C. M. Best	89,125	—	—	136,370		—	—	225,495
N. M. Edwards	—	—	—	—		—	—	—
G. A. Filmon	71,500	—	—	136,370	(2)	—	12,000	219,870
G. D. Giffin	125,625	—	—	136,370		—	16,000	277,995
J. G. Langille	—	—	—	—		—	—	—
S. W. Laut	—	—	—	—		—	—	—
K. A.J. MacPhail	70,000	—	—	136,370		—	—	206,370
A. P. Markin	—	—	—	—		—	—	—
N. F. McIntyre	32,475	—	—	44,440	(3)	—	—	76,915
F. J. McKenna	68,500	—	—	136,370	(2)	—	16,000	220,870
J. S. Palmer	88,000	—	—	136,370		—	—	224,370
E. R. Smith	77,500	—	—	136,370		—	—	213,870
D. A. Tuer	133,500	—	—	136,370		—	—	269,870

(1)
The amount shown represents the cost of 2,000 common shares purchased on TSX as the equity portion of the 2009 fees paid to directors.

(2)
Represents the value of 500 common shares purchased for the first quarter of 2009 and 1,500 DSUs credited for the remainder of 2009.

(3)
Mr. N. F. McIntyre's shares were prorated for the second quarter to May 7, 2009 when he ceased to be a director.

(4)
The amount shown was paid to the director whose principal place of residence is out of province and attended meetings in person in 2009.

EQUITY COMPENSATON PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2009 (#)	Weighted-average Exercise Price of Outstanding Options	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2009 (#)	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2009
Equity compensation plans approved by security holders	32,105,674	$58.54	3,138,558	35,244,232
Equity compensation plans not approved by security holders	—	—	—	—
Total	32,105,674	$58.54	3,138,558	35,244,232
Percent of Outstanding Shares	5.92%		0.58%	6.50%

        The Corporation has a long-standing policy of awarding stock options to its service providers under the Amended Compiled and Restated Employee Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the

Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group. The aggregate number of Common Shares that may be available for issuance from time to time under the Plan as approved by shareholders shall not exceed 25,850,000 Common Shares prior to adjustment for the May 2004 two-for-one stock split and the May 2005 two-for-one stock split.

        The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. The aggregate number of Common Shares so available for issuance under the SOP to any one person shall not exceed 5% of the outstanding issue of Common Shares. The aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options granted to insiders at any time shall not exceed 10% of the outstanding issue of Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding issue of Common Shares.

        If an Optionee ceases to be a Service Provider to the Corporation for any reason, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee shall die while being a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than the end of twelve months from date of death.

        Shareholders at their meeting held May 3, 2007 authorized management to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except as provided in Section 2.05; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment. No amendments have been made to the SOP since the last shareholders meeting held on May 7, 2009.

        At the Meeting, the shareholders will be asked to approve an amendment to the SOP as more fully explained on page 35 of this Information Circular.

As at March 17, 2010, the number of Common Shares issuable pursuant to the SOP approved by the shareholders is:

	Number of Securities	Percent of Outstanding Common Shares
To be issued upon exercise of outstanding options	29,983,973	5.5%
Available for future issuance	3,951,682	0.7%

Total number of securities issuable	33,935,655	6.2%

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

        The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        Effective February 17, 2010 the Corporation entered into a contract of liability insurance in the amount of US $100,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. A one year policy was purchased for the same premium as in the prior year at US$560,975. There is no deductible for this coverage.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        The management of the Corporation is not aware of any material interest, direct or indirect, of any director, any proposed nominee for director or officer of the Corporation or its subsidiaries, any person beneficially owning, or controlling or directing directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

        Financial information is provided in the Corporation's annual and quarterly financial statements and annual and quarterly management's discussion and analysis ("MD&A"). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting "foreign private issuer" under the Securities Act of 1933, as amended, in the United States ("US") and complies with the requirement to file annual and quarterly financial statements, annual and quarterly management's discussion and analysis, as well as its management information circular and annual information form ("AIF") with the various securities commissions in such provinces and with the SEC in the US. The Corporation's most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation's website at www.cnrl.com and on SEDAR at www.sedar.com under the name Canadian Natural Resources Limited. The Corporation's filings with the SEC including its annual financial statements, annual MD&A and AIF on Form 40-F can also be accessed on EDGAR at www.sec.gov.

        Printed copies of the Corporation's financial statements and MD&A, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

    Corporate Secretary of the Corporation at:
    2500, 855 – 2nd Street S. W.
    Calgary, Alberta T2P 4J8

 II.    INFORMATION ON ITEMS TO BE ACTED UPON

SOLICITATION OF PROXIES

        This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation") for use at the Annual and Special Meeting of the Shareholders of the Corporation to be held at the Metropolitan Centre, 333 – 4th Avenue S. W. in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 6, 2010 at 3:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation. Except as otherwise stated, the information contained herein is given as of March 17, 2010.

APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

        A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN ALLAN P. MARKIN AND JOHN G. LANGILLE, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON OR COMPANY TO BE DESIGNATED AND DELETING THEREFROM THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY and, in either case, depositing the resulting instrument of proxy at Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used. The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

        ALL SHARES REPRESENTED AT THE MEETING BY PROPERLY EXECUTED PROXIES WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDERS ON ANY BALLOT THAT MAY BE CALLED FOR AND WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE INSTRUMENT OF PROXY, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH SUCH SPECIFICATION. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN. IF A SHAREHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY OR NOMINEE AND WHERE A CHOICE WITH RESPECT TO ANY MATTERS TO BE ACTED UPON HAS NOT BEEN SPECIFIED, THE PROXY WILL BE VOTED IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN.

        THE ENCLOSED FORM OF PROXY, WHEN PROPERLY SIGNED, ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR AT ANY ADJOURNMENT THEREOF. THE MANAGEMENT OF THE CORPORATION DOES NOT KNOW OF ANY MATTERS WHICH MAY BE PRESENTED AT THE MEETING, OTHER THAN THE MATTERS SET FORTH IN THE NOTICE BUT IF THE OTHER MATTERS OR AMENDMENTS OR VARIATIONS DO PROPERLY COME BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SUCH PROXY ACCORDING TO THEIR BEST JUDGEMENT.

 REVOCATION OF PROXIES

        A shareholder or intermediary who has given a proxy, or his attorney authorized in writing, may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy, by instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the Chair of such Meeting on the day of the Meeting or adjournment thereof, or by executing a proxy bearing a later date and depositing the new proxy at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chair of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

BENEFICIAL HOLDER OF SHARES

        The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of the shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a dealer, then in almost all cases those Common Shares will more likely be registered under the name of the dealer or an agent of a dealer. In Canada, the vast majority of such shares are registered under the name of CDS & Co., (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by dealers or their nominees can only be voted upon the instructions of the Beneficial Shareholders. Without specific instructions, dealers/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting the Common Shares in person or by way of proxy, except as set out below.

        Applicable regulatory policy requires intermediaries/dealers to seek voting instructions from Beneficial Shareholders in advance of meetings. Every intermediary/dealer has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that the Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its dealer is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of dealers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Shareholder is asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free number to vote the Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

        If you are a Beneficial Shareholder and wish to vote in person at the Meeting, insert your name in the space provided on the Voting Instruction Form provided to you and sign and return it in accordance with the instructions provided. Do not otherwise complete the form, as you will be voting at the Meeting. When you arrive at the Meeting please register at the registration table.

 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        March 17, 2010 is the record date for determination of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 5 days before the Meeting that his name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

        As at March 17, 2010 the Corporation has 543,278,782 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

        To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation.

ELECTION OF DIRECTORS

        The affairs of the Corporation are managed by a Board of Directors who are elected annually at each Annual General Meeting of Shareholders and hold office until the next Annual General Meeting, or until their successors are duly elected or appointed or until a director vacates the office or is replaced in accordance with the Articles and By-laws of the Corporation. The Corporation has an Audit Committee, which is comprised of Ms. C. M. Best as Chair, Messrs. G. D. Giffin, G. A. Filmon and D. A. Tuer. The Corporation does not have an Executive Committee.

        The following table sets forth the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee; other directorships held by the Nominee; the date the Nominee was first elected, or appointed a director, the number and market value of the Common Shares of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 17, 2010 and in the case of director nominees who are members of management, the number of stock options that have been granted to them and have not been exercised. In accordance with the Corporation's majority voting policy, any Nominee in an uncontested election who receives a greater number of shares withheld than shares voted in favour of their appointment must tender their resignation to the Board for Board consideration and to take effect upon acceptance of the resignation by the Board.

Catherine M. Best, FCA, ICD.D (age 56) Calgary, Alberta Canada Director since November 2003 Independent

Ms. C. M. Best is a corporate director. Until May 2009 she served as Interim Chief Financial Officer of Alberta Health Services which was formed in 2008 when the Alberta government consolidated all of the health regions of the province under one board. Prior to that Ms. C. M. Best was Executive Vice-President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. The Calgary Health Region was one of the largest fully integrated, publicly-funded health care systems in Canada and served a region of over 1.2 million people with integrated health care services including hospital care, community health, mental health, public health, and long-term health. Prior to 2000 she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000.

She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C. M. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009.

Ms. C. M. Best currently serves on the board of directors of Enbridge Income Fund and Superior Plus Income Fund. She is also a member of the Board of the Alberta Children's Hospital Foundation and serves as a volunteer member of the Audit Committee of the Calgary Exhibition and Stampede.

	Committee Memberships	Securities held/market value of Common Shares

	Audit (Chair) Compensation Health, Safety and Environmental	Common Shares —10,744/$802,469

N. Murray Edwards (age 50) Calgary/Banff, Alberta Canada Vice-Chairman of the Board Director since September 1988 Non-independent (Management)

Mr. N. M. Edwards is owner and President, Edco Financial Holdings Ltd. a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto he was a partner of the law firm Burnet, Duckworth and Palmer in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto.

Mr. N. M. Edwards is a member of the Canadian Council of Chief Executives and is on the Board of Directors of the C. D. Howe Institute and is Chairman of and serving on the board of directors of both Ensign Energy Services Inc. and Magellan Aerospace Corporation, both publicly traded companies.

	Committee Memberships	Securities held/market value of Common Shares

	Reserves	Common Shares —10,960,210/$818,618,085 Stock Options — 1,325,000

Honourable Gary A. Filmon P.C., O.C., O.M. (age 67) Winnipeg, Manitoba Canada Director since February 2006 Independent

The Honourable G. A. Filmon is a consultant with The Exchange Group since 2000, the largest business consulting firm in Manitoba and based in Winnipeg, offering business solutions and services such as accounting, taxation, management consulting and risk management. Prior thereto he was a consulting engineer for five years and President of Success/Angus Commercial College for eleven years. He served in public office for over 20 years becoming Premier of Manitoba in 1988 until 1999; retiring from public office in 2000. He has received numerous community achievement awards and in 2009 was a recipient of the Order of Canada. Mr. G. A. Filmon holds both a Masters and Bachelor of Science degree in Civil Engineering from the University of Manitoba.

Mr. G. A. Filmon currently serves on the board of directors of MTS Allstream Inc., Arctic Glacier Income Trust, Exchange Income Corporation, Wellington West Capital Inc. and, FWS Construction Inc. and serves as Chair of Canada's Security and Intelligence Review Committee.

	Committee Memberships	Securities held/market value of Common Shares/DSU

	Audit Nominating and Corporate Governance	Common Shares — 7,500/$560,175 DSU 1,500/$112,035

Ambassador Gordon D. Giffin (age 60) Atlanta, Georgia U.S.A. Director since May 2002 Independent

Ambassador G. D. Giffin has been a Senior Partner with McKenna Long & Aldridge LLP a law firm based in Washington, D.C. and Atlanta, Georgia since 2001. Prior thereto he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 20 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law.

Ambassador G. D. Giffin is currently serving on the board of directors of Canadian National Railway Company; Canadian Imperial Bank of Commerce; Just Energy Corp. and Transalta Corporation.

	Committee Memberships	Securities held/market value of Common Shares

	Audit Nominating and Corporate Governance (Chair) Reserves	Common Shares — 19,428/$1,451,077

Steve W. Laut (age 52) Calgary, Alberta Canada President Director since August 2006 Non-independent (Management)

Mr. S. W. Laut has been President of the Corporation since 2005. Prior thereto, he joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed to positions of increasing responsibility as Vice-President, Operations in 1996, Executive Vice-President, Operations in 2001, Chief Operating Officer in 2003 and President in 2005. He has been instrumental in contributing to the Corporation's growth and success during his tenure. Mr. S. W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta ("APEGGA").

Mr. S. W. Laut does not hold any other public company board memberships.

	Committee Memberships	Securities held/market value of Common Shares

	None held	Common Shares — 799,183/$59,690,978 Stock Options — 1,125,000

Keith A. J. MacPhail (age 53) Calgary, Alberta Canada Director since October 1993 Non-independent (Brother-in-law to Chairman of the Board)

Mr. K. A. J. MacPhail has been Chairman and Chief Executive Officer of Bonavista Energy Trust since 1997 and Chairman of NuVista Energy Ltd. a crude oil and natural gas exploration, development and production company in Canada since 2003. Prior thereto he was Executive Vice-President and Chief Operating Officer of the Corporation until 1997 when he left to create Bonavista Petroleum Limited, a publicly traded oil and natural gas exploration company that later was converted into an income trust under the name Bonavista Energy Trust. He holds a Bachelor of Science degree in Petroleum Engineering from the Montana College of Mineral Science and a Diploma in Petroleum Engineering Technology from the Southern Alberta Institute of Technology and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta ("APEGGA").

Mr. K. A. J. MacPhail is currently serving on the board of directors of Bonavista Energy Trust and NuVista Energy Ltd.

	Committee Memberships	Securities held/market value of Common Shares

	Health, Safety and Environmental Reserves	Common Shares — 189,794/$14,175,714

Allan P. Markin O.C. (age 64) Calgary, Alberta Canada Chairman of the Board Director since January 1989 Non-independent (Management)

Mr. A. P. Markin has been Chairman of the Board of the Corporation since 1989. In that time he has made a substantial contribution to the growth and success of the Corporation as a Director and significant shareholder. Mr. Markin has nearly forty years of experience in the oil and gas industry acquired with such companies as Amoco Petroleum, Merland Exploration Ltd. and Poco Petroleum Limited, where he served as President and Chief Executive Officer. During his distinguished career, Mr. A. P. Markin has been the recipient of honorary degrees of Doctor of Laws from the University of Alberta, the University of Calgary, the University of Lethbridge and St. Francis Xavier University. In addition, he has received an honorary fellowship from St. Mary's University College. He has been recognized with the Order of Canada, the Alberta Order of Excellence and a place in the Calgary Business Hall of Fame. He has received the Pinnacle Award of Business Excellence in Alberta and was named Calgary's Citizen of the Year in 2004. Mr. A. P. Markin holds a Bachelor of Science degree in Chemical Engineering from the University of Alberta.

Mr. A. P. Markin does not hold any other public company board memberships.

	Committee Memberships	Securities held/market value of Common Shares

	Health, Safety and Environmental	Common Shares — 6,694,992/$500,048,952 Stock Options — 915,635

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. (age 62) Cap Pelé, New Brunswick Canada Director since August 2006 Independent

Mr. F. J. McKenna is the Deputy Chair of TD Bank Financial Group. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006, Counsel to Atlantic Canada law firm McInnes Cooper from 1998 to 2005, and Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.

Mr. F. J. McKenna is currently serving on the board of directors of Brookfield Asset Management Inc.

	Committee Memberships	Securities held/market value of Common Shares/DSU

	Compensation Nominating and Corporate Governance	Common Shares — 8,532/$637,255 DSU 1,500/$112,035

James S. Palmer, C.M., A.O.E., Q.C. (age 81) Calgary, Alberta Canada Director since May 1997 Independent

Mr. J. S. Palmer is Chairman and a Partner of Burnet, Duckworth & Palmer LLP a Canadian law firm with offices in Calgary, Alberta, Canada. Mr. J. S. Palmer has led a very distinguished legal career and is still active in the practice of law. He has been the recipient of several Doctor of Laws honorariums and numerous awards for service in the community receiving the Alberta Order of Excellence in 2003 and became a Member of the Order of Canada in 1998. He holds a Bachelor of Arts degree from McGill University and a Bachelor of Laws degree from Dalhousie University.

Mr. J. S. Palmer is currently serving on the board of directors of Magellan Aerospace Corporation and is a Director Emeritus of Frontier Oil Corporation. He has held a number of other directorships in the past and is a former Chairman of Telus Corporation.

	Committee Memberships	Securities held/market value of Common Shares

	Compensation (Chair) Health, Safety and Environmental Reserves	Common Shares — 170,906/$12,764,969

Dr. Eldon R. Smith, O.C., M.D. (age 70) Calgary, Alberta Canada Director since May 1997 Independent

Dr. E. R. Smith has been President of Eldon R. Smith & Associates Ltd. since 2001, a private healthcare consulting company. He is Emeritus Professor of Medicine and Former Dean, Faculty of Medicine, University of Calgary from 1980 until his retirement in 2004. He is a Fellow in several health professional organizations including the Royal College of Physicians and Surgeons of Canada; the American Heart Associations; the Canadian Academy of Health Sciences, the International Academy of Cardiovascular Sciences and is a Life Member of the Canadian and Alberta Medical Associations. Dr. E. R. Smith is also an Officer of the Order of Canada and holds a Doctor of Medicine degree from Dalhousie University.

Dr. E. R. Smith is currently serving on the board of directors of Intellipharmaceutics International Inc. and Aston Hill Financial.

	Committee Memberships	Securities held/market value of Common Shares

	Compensation Health, Safety and Environmental (Chair)	Common Shares — 40,952/$3,058,705

David A. Tuer (age 60) Calgary, Alberta Canada Director since May 2002 Independent

Mr. D. A. Tuer is Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. a private oil and gas exploration company. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. He was Executive Vice-Chairman, BA Energy Inc. from 2005 until 2008 when it was acquired by its parent company Value Creations Inc. through a Plan of Arrangement and which until recently was engaged in the development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D. A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary.

Mr. D. A. Tuer currently serves on the board of directors of Daylight Resources Trust; Xtreme Coil Drilling Corp.; Canadian Phoenix Resources and, Altalink Management LLP., a private limited partnership.

	Committee Memberships	Securities held/market value of Common Shares

	Audit Nominating and Corporate Governance Reserves (Chair)	Common Shares — 24,254/$1,811,531

        Mr. N. M. Edwards previously was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies' Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd. and which in 2008 merged with NuVista Energy Ltd.) all of which traded or trades on TSX. Dr. E. R. Smith was a director of BioMax Technologies Inc. which was subject to a cease trade order for failure to file financial statements. Subsequent to the resignation of Dr. E. R. Smith from the Board of Biomax, the company was delisted but continues as a solvent private company.

APPOINTMENT OF AUDITORS

        The Board of Directors of the Corporation upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2010 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation's independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for three years.

        The Audit Committee of the Board of Directors in 2009 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's consolidated financial statements, reviews of the Corporation's quarterly unaudited Consolidated Financial Statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings and work relating to IFRS conversion; (ii) audit related services including debt covenant compliance and Crown Royalty Statements; (iii) tax related services related to expatriate personal tax and compliance as well as other corporate tax return matters; and (iv) non-audit services related to accessing resource materials through PwC's accounting literature library.

Fees Accrued to Auditors PricewaterhouseCoopers LLP

Services	Fiscal 2009	Fiscal 2008
Audit	$2,710,100	$2,685,800
Audit Related	154,300	156,300
Tax Related	131,650	91,500
Other	9,500	9,500

Total Accrued Fees	$3,005,550	$2,943,100

        Additional disclosure regarding the Audit Committee and its members is contained in the Corporation's Annual Information Form under Audit Committee Information.

SUBDIVISION OF COMMON SHARES

        The Board of Directors has resolved, subject to shareholders' approval, that the issued and outstanding Common Shares of the Corporation be subdivided on a two-for-one basis.

        The Corporation's management believes the Common Shares of the Corporation are owned primarily by institutions such as mutual funds, pension funds and life insurance companies. It is estimated that approximately 15% of the Corporation's Common Shares are held by retail investors. The resulting reduction in the trading price per share will make it less expensive for retail shareholders to purchase a board lot of the Corporation's Common Shares, which, together with the increase in the total number of outstanding Common Shares, should provide the shareholders with increased market liquidity and the Corporation with a broader range of share ownership.

        If the special resolution is passed and all regulatory approvals are obtained, it is expected that the Common Shares will begin to trade on a subdivided basis on TSX on or about May 19, 2010. If approved, the subdivision of the Common Shares will be completed by the "push out" method. Accordingly, shareholders of record on the record date for determining shareholders entitled to participate in the subdivision, which date is expected to be on or about May 21, 2010, will retain the Common Shares that they currently hold and will be provided with certificates representing an equal number of additional Common Shares to which they are entitled as a result of the subdivision. It is currently expected that the Corporation will cause such certificates to be mailed on or about May 28, 2010. Currently outstanding share certificates representing Common Shares should be retained by the holders thereof and not be forwarded to the Corporation or its transfer agent.

        In order to give effect to the subdivision of the Common Shares, the Articles must be amended by Special Resolution of shareholders. The text of the Special Resolution is set out below. To be effective, the Special Resolution must be approved in accordance with the Business Corporations Act (Alberta), in the form of a special resolution. An affirmative vote of not less than two-thirds of the Common Shares represented and voted at the meeting is necessary to approve the following resolution. The Board of Directors recommends that shareholders vote in favour of the proposed Special Resolution subdividing the Common Shares.

        "BE IT RESOLVED as a Special Resolution that:

1.
Pursuant to section 173(1)(f) of the Business Corporations Act (Alberta), the Articles of the Corporation be amended to divide the issued and outstanding Common Shares on a two-for-one basis;

2.
The proper officers of the Corporation are hereby authorized to execute all such instruments and to do all such acts and things, as they, in their discretion, determine to be necessary or advisable in order to properly implement and give effect to the foregoing; and,

3.
The directors of the Corporation may, in their discretion, without further approval of the shareholders, revoke this Special Resolution at any time before the issuance of a Certificate of Amendment in respect of the foregoing.

 STOCK OPTION PLAN

        The Corporation believes that, to the extent possible, granting of stock options should be used to augment the overall compensation package and therefore has maintained a long-standing policy of awarding stock options to its officers and employees under the Amended Compiled and Restated Employee Stock Option Plan (the "SOP") to remain competitive with its industry peer group and to provide parity with compensation levels within the industry. These options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares.

        In determining reasonable levels of stock options to be awarded to executive officers and employees to remain competitive with and parity in the industry, the Corporation, in addition to considering a number of factors including the performance of the employee and overall performance of the Corporation, also uses published data of the peer companies. Previous grants are not one of the factors considered nor a hypothetical value based on a formula such as the Black-Scholes-Merton model.

        The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. The aggregate number of Common Shares available for issuance under the SOP to any one person shall not exceed 5% of the outstanding issue of Common Shares. The SOP currently provides that the aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options granted to insiders at any time shall not exceed 10% of the outstanding issue of Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding issue of Common Shares.

        If an Optionee ceases to be a Service Provider to the Corporation for any reason, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee shall die while being a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than twelve months from date of death.

        Shareholders, at their meeting held May 3, 2007, authorized management to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except as provided in Section 2.05; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment. No amendments have been made to the SOP since the last shareholders meeting held on May 7, 2009.

        During 2003 the Corporation amended its option plan to facilitate holders of options to receive a cash payment of the difference between the market price of the Common Shares on Toronto Stock Exchange ("TSX") at time of exercise and the exercise price of the options in lieu of Common Shares (the "cash difference"). This amendment, ratified by the shareholders in 2004, reduced the amount of dilution in the Corporation as no additional Common Shares are issued if the cash difference is paid to the option holder. Since adoption of this amendment, approximately 72% of exercised stock options have been exercised for the cash difference, with no dilution to the Common Shares. Options that are exercised for cash are returned to the pool of options available to be granted and as a result the Corporation has not requested an increase in the number of options to be available under the SOP since 2003.

        The following table illustrates how the cash payment option minimized dilution to the Common Shares.

Number of Stock Options Outstanding
Options outstanding — June 1, 2003	44,688,940
Changes — June 1, 2003 to March 17, 2010
Options granted, net of forfeitures	41,455,581
Options surrendered for cash payment	(40,375,631)
Options exercised for common shares	(15,784,917)

Options outstanding March 17, 2010	29,983,973

        On March 4, 2010, in its Annual Federal Budget, the Canadian Government significantly altered the taxation treatment of realized intrinsic value on exercised stock options, rendering the exercise of an option for the cash payment difference fully taxable to the employee, in comparison with an exercise for Common Shares under which only half of the value increase is generally taxable to the employee. As such, the exercise of options for the cash payment difference will be less economic and tax effective and will prompt an option holder to exercise for Common Shares. Given the expected increase in options that will be exercised for Common Shares, the Corporation believes that additional options available under the SOP will be required to keep and maintain its competitive compensation programs.

        Accordingly, the Board of Directors recommends an amendment to the SOP to increase the number of Common Shares issuable pursuant to the SOP.

        The last amendment to the SOP increased the maximum number of stock options under the SOP to 25,850,000 Common Shares (prior to adjustment for the May 2004 two-for-one stock split and the May 2005 two-for-one stock split). This amendment was made and approved by the shareholders at their meeting on May 8, 2003. A total of 69,464,345 options for Common Shares have been exercised to date under the SOP, leaving a remaining maximum number of stock options under the SOP of 33,935,655 or 6.2% of the outstanding Common Shares as at March 17, 2010.

        The current terms of the SOP restrict the number of shares issuable upon the exercise of options to a fixed number that can only be increased with the approval of the Shareholders. The Board of Directors recommends that the SOP be a "rolling 9%" plan. If approved at the meeting, the amendment will provide that the aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options shall not exceed such number which represents 9% of the number of issued and outstanding Common Shares of the Corporation from time to time. As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the SOP will increase accordingly. The SOP, as amended, will be considered as an evergreen plan, since the Common Shares covered by Options which have been exercised shall be available for subsequent grants under the SOP.

        The current number of Commons Shares issued and outstanding as at March 17, 2010 is 543,278,782. Accordingly, if the "rolling 9%" plan was in effect as at March 17, 2010 there would be 48,895,100 Common Shares reserved for issuance upon the exercise of Options, which constitutes 9.0% of the issued and outstanding Common Shares of the Corporation. There are currently 29,983,973 Options outstanding under the SOP. The aforesaid number of Common Shares reserved for issuance upon the exercise of Options does not take into account the proposed two-for-one stock split in the Common Shares, if approved at the Annual and Special Meeting of Shareholders on May 6, 2010.

        The Board of Directors, cognizant of the dilution to the Common Shares as a result of issuing shares on the exercise of options, approved a Normal Course Issuer bid, whereby upon acceptance by Toronto Stock Exchange the Corporation may purchase for cancellation through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, up to 2.5% of its outstanding Common Shares.

        Approval by the shareholders of the amendment to the SOP is required by the policies of the TSX and, therefore, must be approved in accordance with Section 140 of the Business Corporations Act (Alberta), in the form of an ordinary resolution. An affirmative vote of more than 50% of the Common Shares represented and voted at the meeting is necessary to approve the following resolution. The Board of Directors recommends that shareholders vote in favour of the proposed resolution to amend the Amended Compiled and Restated Employee Stock Option Plan.

Shareholders will be asked at the Meeting to approve the following resolution:

"BE IT RESOLVED THAT:

  1.
  The SOP be amended to a "rolling 9%" plan, which shall provide that the aggregate number of Common Shares of the Corporation reserved for issuance pursuant to all share based compensation plans including options shall not exceed such number which represents 9% of the number of issued and outstanding Common Shares of the Corporation from time to time.

  2.
  Any director and officer of the Corporation be and is hereby authorized to do such things and to execute and deliver all documents that such directors or officers may, in their discretion determine to be necessary in order to give full effect to the intent and purpose of this resolution."

If the amendment is approved at the Meeting, the SOP, as amended, must be re-approved by the shareholders every three years. Therefore, the SOP, as amended, must be re-approved by the shareholders on or before May 6, 2013.

OTHER MATTERS

        Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

APPROVAL OF CIRCULAR

        The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

        DATED at Calgary, Alberta, this 17th day of March 2010.

SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 17, 2010

CANADIAN NATURAL RESOURCES LIMITED
(the "Corporation")

BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

        The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in meeting its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

        Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

BOARD RESPONSIBILITIES

        The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

        In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:

  1.
  adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

  2.
  the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

  3.
  succession planning; including appointing, training and monitoring senior management;

  4.
  a communication and disclosure policy for the Corporation; and,

  5.
  the integrity of the Corporation's internal control and management information systems.

COMPOSITION OF THE BOARD

Criteria for Board of Directors

        The Nominating and Corporate Governance Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject to ("Independent Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

        The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities.

Election of Directors by Shareholders

        Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives less than 50% of the votes cast in favour of the election of the director nominee shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee.

Independence

        As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine that an individual is independent, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating and Corporate Governance Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating and Corporate Governance Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's Information Circular.

        Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent".

Size of the Board

        The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating and Corporate Governance Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

Other Company Directorships

        The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating and Corporate Governance Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

        Directors are expected to advise the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the Board of Directors of any other company.

Term Limits

        The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and therefore provide an increasing contribution to the Board as a whole.

Retirement Policy

        Under the Board's retirement policy Directors will not stand for re-election after reaching the age of 75, subject to grandfathering any current directors, currently over the age 75 on March 2, 2007, that being the date this retirement policy was adopted by the Board. The Nominating and Corporate Governance Committee has the responsibility to evaluate annually the qualifications of each Director.

 DIRECTOR RESPONSIBILITIES

        Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director's responsibilities. Accordingly, a Director is expected to regularly attend meetings of the Board and committees on which such Director sits (with the understanding that on occasion a Director may be unable to attend a meeting) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

        New members of the Board shall be provided an orientation, which includes background information about the Corporation's business, current issues, corporate strategies, general information about the Board and committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

        The Board has four (4) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

        The Chair of the Board and the Vice-Chair will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

        At the invitation of the Board, members of senior management and independent advisors recommended by the Chair, a Vice-Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

        Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

        At every Board meeting, immediately following the termination of each regularly scheduled Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics it believes are appropriate. These meetings will be chaired by the Chair of the Nominating and Corporate Governance Committee. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and Chair of the Nominating and Corporate Governance Committee.

BOARD COMMITTEES

        The Board has five (5) standing committees:

  1.
  Audit Committee;

  2.
  Compensation Committee;

  3.
  Nominating and Corporate Governance Committee;

  4.
  Reserves Committee; and

  5.
  Health, Safety and Environmental Committee

        The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

        The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety and Environmental Committee shall be an Independent Director.

        Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating and Corporate Governance Committee, based upon consultations with the members of the Board and the Chair.

        The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

        The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.

BOARD EVALUATION

        The Nominating and Corporate Governance Committee will sponsor an annual self-assessment of the Board's performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating and Corporate Governance Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating and Corporate Governance Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

DIRECTOR COMPENSATION

        Senior management of the Corporation shall report periodically to the Nominating and Corporate Governance Committee on the status of the Corporation's Director compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating and Corporate Governance Committee will recommend any changes in Director compensation to the Board for approval.

        Director's fees are the only compensation an Audit Committee member may receive from the Corporation.

SHARE OWNERSHIP

        Directors are required to acquire and hold Common Shares of the Corporation with a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

        Directors are required to confirm annually for the Corporation's Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

EVALUATION OF SENIOR MANAGEMENT

        Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

        The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board, the Vice-Chair of the Board and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

        The President and Chief Operating Officer reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation's on-going program for management development.

DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

        Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

        In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

        In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

PUBLIC COMMUNICATIONS

        Management speaks for the Corporation and is responsible for communications with the press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation's management committee.

COMMUNICATION WITH THE BOARD

        The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate with the Board or any specific director may contact the Board or such specific director at the head office at the following address:

    Canadian Natural Resources Limited
    C/O Corporate Secretary
    #2500, 855 - 2nd St. S. W.
    Calgary, Alberta
    T2P 4J8

        Depending on the subject matter, the Corporate Secretary will:

  •
  Forward the communication to the director to whom it is addressed;

  •
  Refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or

  •
  Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

        The Nominating and Corporate Governance Committee will periodically assess the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

        The Nominating and Corporate Governance Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

QuickLinks

  Exhibit 99.1
CANADIAN NATURAL RESOURCES LIMITED
NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY MAY 6, 2010
I. INFORMATION RESPECTING THE CORPORATION
STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION
OTHER CORPORATE GOVERNANCE MATTERS
COMPENSATION DISCUSSION AND ANALYSIS
PERFORMANCE GRAPH
CUMULATIVE VALUE OF A $100 INVESTMENT
EXECUTIVE COMPENSATION
INCENTIVE PLAN AWARDS
COMMON SHARES HELD BY NAMED EXECUTIVE OFFICERS
PENSION PLAN BENEFITS
TERMINATION AND CHANGE OF CONTROL BENEFITS
REPORT OF THE COMPENSATION COMMITTEE
DIRECTORS' COMPENSATION
EQUITY COMPENSATON PLAN INFORMATION
INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
ADDITIONAL INFORMATION
II. INFORMATION ON ITEMS TO BE ACTED UPON
SOLICITATION OF PROXIES
APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY
REVOCATION OF PROXIES
BENEFICIAL HOLDER OF SHARES
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
ELECTION OF DIRECTORS
APPOINTMENT OF AUDITORS
SUBDIVISION OF COMMON SHARES
STOCK OPTION PLAN
OTHER MATTERS
APPROVAL OF CIRCULAR
SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 17, 2010
CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")
BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES
BOARD RESPONSIBILITIES
COMPOSITION OF THE BOARD
DIRECTOR RESPONSIBILITIES
DIRECTOR ORIENTATION
BOARD MEETINGS
BOARD COMMITTEES
BOARD EVALUATION
DIRECTOR COMPENSATION
SHARE OWNERSHIP
EVALUATION OF SENIOR MANAGEMENT
DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS
PUBLIC COMMUNICATIONS
COMMUNICATION WITH THE BOARD
CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT
MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES